UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
———————
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No.___)

ADMA Biologics, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)

000899 104
(CUSIP Number)

Jerrold B. Grossman Maggro, LLC 65 Commerce Way Hackensack, New Jersey 07601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 000899 104	13D	Page 2 of 11

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Maggro, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,286
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 390,286
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.39%(1)
14	TYPE OF REPORTING PERSON OO

_____________
(1) Based on 4,654,303 shares of the Company’s common stock outstanding after the Merger (as defined below).

CUSIP No. 000899 104	13D	Page 3 of 11

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Grossman, Jerrold B.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 428,227
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 428,227
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.13%(1)
14	TYPE OF REPORTING PERSON IN

_____________
(1) Based on 4,654,303 shares of the Company’s common stock outstanding after the Merger (as defined below).

CUSIP No. 000899 104	13D	Page 4 of 11

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of ADMA Biologics, Inc., formerly known as R&R Acquisition VI, Inc., a Delaware corporation (the “Company” or “Issuer”).  The Company’s principal executive offices are at 65 Commerce Way, Hackensack, New Jersey 07601.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):
(i)  Maggro, LLC, a New Jersey limited liability company (“Maggro”) and
(ii) Dr. Jerrold B. Grossman, the managing member of Maggro.

(b)	The business address (address of principal business and address of principal office) for the Reporting Persons is 65 Commerce Way, Hackensack, NJ 07601.
(c)
Maggro is a limited liability company formed for the purpose of holding securities of the Company and other entities as well as making other investments, including in real estate.  Dr. Grossman, the managing member of Maggro, is the Vice-Chairman of the Company and the Chief Executive Officer of National Hospital Specialties, a specialty plasma derivatives distribution business. The address of National Hospital Specialties is 65 Commerce Way, Hackensack, New Jersey 07601.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Maggro is a New Jersey limited liability company. Dr. Grossman is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

The securities to which this Schedule 13D relates were received by the Reporting Persons in connection with the Merger (as defined below).

On February 13, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, ADMA Biologics, Inc., a privately-held Delaware corporation (“Former ADMA”), and ADMA Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Acquisition Sub”).  Upon the closing of the merger transaction contemplated under the Merger Agreement (the “Merger”) on February 13, 2012, Acquisition Sub was merged with and into Former ADMA, and Former ADMA, as the surviving corporation in the Merger, became a wholly-owned subsidiary of the Company.  The Company’s corporate name was changed from R&R Acquisition VI, Inc. to ADMA Biologics, Inc. and the name of Former ADMA was changed to ADMA Plasma Biologics, Inc.

CUSIP No. 000899 104	13D	Page 5 of 11

In connection with, and immediately prior to the closing of the Merger, Former ADMA completed a private placement (the “Private Placement”) of 1,828,128 shares of Former ADMA’s common stock (the “Former ADMA Common Stock”) at a price per share of $9.60 to accredited investors, for gross proceeds of $17,550,029 pursuant to a securities purchase agreement, dated February 13, 2012, by and between Former ADMA and each purchaser identified on the signature pages thereto, including Maggro (the “Securities Purchase Agreement”).  In lieu of repayment of senior secured promissory notes of Former ADMA (the “Promissory Notes”) in the aggregate principal amount of $250,000 (plus $12,740 in accrued interest), the aggregate amount of unpaid principal and interest on the Promissory Notes was invested by the holders of such notes in the Private Placement in exchange for shares of Former ADMA Common Stock.  Maggro, one the holders of such notes, invested Promissory Notes in the aggregate principal amount of $25,000 plus $1,274 in accrued interest in the Private Placement in exchange for 2,736 shares of Former ADMA Common Stock.  The remaining 54,556 shares of Former ADMA Common Stock received by Maggro in the Private Placement were purchased for $523,729 in cash.

As of the date hereof, Maggro may be deemed to beneficially own 390,286 shares of Common Stock, which were exchanged in the Merger for the same number of shares of Former ADMA Common Stock deemed to have been beneficially owned by Maggro immediately prior to the completion of the Merger, after giving effect to the reverse split of shares of Former ADMA Common Stock at a ratio of 1-for-6.8 (the “Reverse Split”), the issuance to Maggro of 57,292 shares of Former ADMA Common Stock in the Private Placement and the conversion of shares of Series A Preferred Stock of Former ADMA into shares of Former ADMA Common Stock (the “Preferred Stock Conversion”).

Prior to the Reverse Split, the Private Placement and the Preferred Stock Conversion, Maggro beneficially owned (i) 1,208,745 shares of Former ADMA Common Stock acquired in prior transactions, (ii) shares of Series A Preferred Stock of Former ADMA convertible into 661,396 shares of Former ADMA Common Stock, after giving effect to cumulative anti-dilution adjustments and accrued dividends and (iii) shares of Series A Preferred Stock of Former ADMA issued in December 2011 upon the conversion of convertible notes, which shares were convertible into 394,227 shares of Former ADMA Common Stock.

As of the date hereof, Dr. Grossman, as the managing member of Maggro, may be deemed to beneficially own the 390,286 shares of Common Stock beneficially owned by Maggro.  In addition, as of the date hereof, Dr. Grossman beneficially owns  fully-vested options to purchase 37,941 shares of Common Stock at an exercise price of $3.40 per share exchanged in the Merger for an equal number of options to purchase Former ADMA Common Stock.  The options to purchase Common Stock were exchanged in the Merger for options to purchase Former ADMA Common Stock at the same exercise price.

Prior to the Reverse Split, the Private Placement and the Preferred Stock Conversion, Dr. Grossman was deemed to beneficially own the shares of Former ADMA Common Stock and Series A Preferred Stock of Former ADMA that were deemed to have been beneficially owned by Maggro.  In addition, at such time, Dr. Grossman was deemed to beneficially own options to purchase 258,000 shares of Former ADMA Common Stock.

CUSIP No. 000899 104	13D	Page 6 of 11

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the Company’s shares in connection with the Merger. Except in connection with the possible future exercise of options to purchase Common Stock beneficially owned by Dr. Grossman, and except as may result directly or indirectly from the Merger (including the sale of securities to satisfy tax obligations), neither of the Reporting Persons has present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of the above matters.

Item 5.	Interest in Securities of the Issuer.

(a)  Maggro may be deemed to beneficially own 390,286 shares of Common Stock, amounting to approximately 8.39% of the outstanding shares of Common Stock as of the date hereof (calculated in the manner prescribed by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Dr. Grossman may be deemed to beneficially own the shares of Common Stock beneficially owned by Maggro and, in addition, 37,941 shares of Common Stock issuable upon exercise of options to purchase Common Stock.  The number of shares beneficially owned by Dr. Grossman amounts to approximately 9.13% of the outstanding shares of Common Stock as of the date hereof (calculated in the manner prescribed by Rule 13d-3 under the Exchange Act).

CUSIP No. 000899 104	13D	Page 7 of 11

(b)  Maggro may be deemed to have the sole power to vote or to direct the vote and/or the sole power to dispose or to direct the disposition of the 390,286 shares of Common Stock beneficially owned by it.  Dr. Grossman may be deemed to have the sole power to vote or to direct the vote and/or the sole power to dispose or to direct the disposition of the 428,227 shares of Common Stock beneficially owned by him.

 (c)  Except as described in this Schedule 13D, the Reporting Person did not engage in any transactions in shares of Common Stock during the past 60 days.

 (d)  Not Applicable.

 (e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between any of the persons named in Item 2 and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

On February 13, 2012, in connection with, and immediately prior to the closing of the Merger, Former ADMA completed the Private Placement of 1,828,128 shares of Former ADMA Common Stock at a price per share of $9.60 to accredited investors, including Maggro, for gross proceeds to Former ADMA of $17,550,029 pursuant to the Securities Purchase Agreement.   Pursuant to the terms of the Securities Purchase Agreement, for a period ending on the earlier to occur of (a) 18 months following February 13, 2012 or (b) such date that the Company has sold in one or more transactions (other than exempt issuances as defined in the agreement) securities having an aggregate purchase price of at least $5 million, if the Company sells any Common Stock or Common Stock equivalents for a price less than $9.60 (a “Dilutive Issuance”), each Private Placement investor, including Maggro, will be given the right to subscribe, for $0.01 per share, for such number of additional shares of Common Stock equal to (x) the total subscription amount paid by the investor in the Private Placement divided by the price per share of Common Stock paid (or payable per share of Common Stock in the case of Common Stock equivalents) by investors in connection with the Dilutive Issuance, less (y) the total number of shares of Common Stock purchased by such investor at the closing of the Private Placement and any such additional shares of Common Stock acquired under this right. The Issuer must use commercially reasonable efforts to complete a financing transaction pursuant to which it would sell Common Stock or Common Stock equivalents resulting in gross proceeds of at least $5 million within 18 months of the closing of the Private Placement (the “First Follow-On Financing”).  In the event the Company is unable to raise at least $5 million in the First Follow-On Financing, then Maggro and Hariden, LLC (an entity the managing member of which is the Company's President and Chief Executive Officer, Adam S. Grossman)("Hariden") will subscribe to purchase $0.5 million,

CUSIP No. 000899 104	13D	Page 8 of 11

which amount will decline proportionately if the Company raises more than $1 million in addition to the amounts contributed by the Lead Investors (as defined in the Company’s current report on Form 8-K filed with the SEC on February 13, 2012) in the Private Placement.

Furthermore, pursuant to the terms of the Securities Purchase Agreement, with respect to any Lead Investor, including Maggro and Hariden, until such time that such Lead Investor owns less than 50% of the shares of Common Stock that it received in the Merger in exchange for the shares of Former ADMA Common Stock that it owned immediately following the closing of the Private Placement, if the Company proposes to offer any shares of its equity securities, or securities or debentures exchangeable for or convertible into additional shares of its equity securities for the purpose of financing its business (other than shares issued to employees, directors and consultants in the form of stock or options, shares issued upon exercise, exchange or conversion of any securities issued in the Private Placement or outstanding as of February 13, 2012, shares issued pursuant to strategic agreements, shares offered to the public pursuant to an underwritten public offering, or other customary exclusions), the Company will offer such Lead Investor the right to participate in any such offering on the same terms and conditions otherwise available to investors therein, to the extent of an amount at least equal to their beneficial ownership percentage at the time of such offer.  Also, each of the Lead Investors, including Maggro and Hariden, is entitled to designate one nominee to the Company’s board of directors for as long as such Lead Investor owns 50% of the shares of Common Stock that it received in the Merger in exchange for the shares of Former ADMA Common Stock that it owned immediately following the closing of the Private Placement.  Under the terms of the Securities Purchase Agreement, the Company is obligated to cause securities to be delivered to non-affiliates without any restrictive legends if the resale of such securities has been registered, such securities have been sold pursuant to Rule 144 or, in certain circumstances, if such securities are eligible for sale under Rule 144.  If the Company fails to do so, it is obligated to pay to the investor, for each $1,000 of shares, $1 per trading day, increasing to $2 per trading day five trading days after such damages have begun to accrue, until unrestricted certificates are delivered.  In addition, if the Company fails to satisfy the current public information requirement under Rule 144(c), then the Company is obligated to pay to an investor, for any delay in or reduction of its ability to sell the securities, an amount equal to 1% of the aggregate subscription amount of such investor’s securities on the date of such current public information failure and on every 30th day thereafter (prorated for shorter periods) until the failure is cured or public information is no longer required for a Rule 144 sale.

In connection with the Private Placement and the Merger, the Company entered into a registration rights agreement (the “Registration Rights Agreement”), dated February 13, 2012, by and among the Company and each purchaser signatory thereto, including Maggro, and agreed to register on a registration statement (the “Investor Registration Statement”) the resale of the shares of Common Stock issued prior to the filing of the Investor Registration Statement, including 390,286 shares of Common Stock issued in the Merger to Maggro.  The securities the resale of which is required to be registered on the Investor Registration Statement are referred to as the “Registrable Securities.”  To effect this registration, the Company is obligated to file the Investor Registration Statement with the SEC no later than March 29, 2012 and the Investor Registration Statement shall be declared effective by the SEC by August 11, 2012 (October 10, 2012  in case of a full review by the SEC).  If, among other events, the Investor Registration Statement is not filed by March 29, 2012, is not declared effective by August 11, 2012 (October 10, 2012 in the case of a full review by the SEC), or ceases to remain effective for more than 10 consecutive trading days or any 15 trading days during any 12-month period, the Company is required to pay in cash to the investors in the Private Placement an amount per month equal to one percent of the investors’ subscription amount for Registrable Securities still held by the investors, until the Investor Registration Statement is filed, declared effective or continues to be effective (as the case may be).  This payment is subject to a maximum of (i) one percent of the investors’ subscription amount for Registrable Securities still held by

CUSIP No. 000899 104	13D	Page 9 of 11

the investors if the Company is diligently using its best efforts to have the Investor Registration Statement declared effective and the delays associated with the effectiveness of the Investor Registration Statement are the result of either continuing comments from or delays in reviewing by the SEC and (ii) ten percent of the investors’ subscription amount for Registrable Securities still held by the investors in all other cases.  If the SEC informs the Company that all of the securities required to be registered on the Investor Registration Statement cannot, as a result of the application of Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), be registered for resale as a secondary offering on a single registration statement, the Company will use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the SEC, covering the maximum number of such securities permitted to be registered by the SEC.   In such case, the Company will not be required to make payments in cash to the investors in the Private Placement, including Maggro, with respect to securities exceeding such maximum number if the registration statement is not declared effective within the time periods listed above.  The Issuer agreed to make such filings as are necessary to keep the Investor Registration Statement effective until the date on which all of the Registrable Securities have been sold or are saleable pursuant to Rule 144 (or any successor thereto) under the Securities Act. The Issuer is obligated to bear registration expenses (exclusive of transfer taxes, underwriters' discounts and commission) of all such registrations required.

On February 13, 2012, each of the Reporting Persons entered into a lock-up agreement with Rodman & Renshaw LLC in connection with the Private Placement in reference to a Placement Agency Agreement, dated February 12, 2012 by and between the Company and Rodman & Renshaw LLC, and agreed that until August 11, 2012, it will not offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  Such restrictions do not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts, (ii) shares of Common Stock acquired in the open market on or after the completion of the Merger, (iii) the transfer of shares of Common Stock to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy) or (iv) a distribution to the partners, members or shareholders of the restricted party, provided that the recipient agrees in writing prior to such transfer to be bound by the foregoing restrictions.  The form of lock-up agreement is attached as an exhibit hereto and is incorporated herein by reference.

On February 23, 2012, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

CUSIP No. 000899 104	13D	Page 10 of 11

Item 7.	Material to be filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of February 22, 2012, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:
Form of Securities Purchase Agreement, dated February 13, 2012, by and among the Company and purchasers identified on the signature pages thereto.  Incorporated herein by reference to Exhibit 10.2 to the Company’s current report on Form 8-K, filed with the SEC on February 13, 2012.

Exhibit 3:
Form of Registration Rights Agreement, dated February 13, 2012, by and among the Issuer and the holders of Common Stock issuable upon the Conversion, as well as holders of the Warrants, listed in Exhibit A thereto.  Incorporated herein by reference to Exhibit 10.3 to the Company’s current report on Form 8-K, filed with the SEC on February 13, 2012.

Exhibit 4:	Form of Lock-up Agreement, dated as of February 13, 2012, by and between the Reporting Persons and Rodman & Renshaw, LLC.

Exhibit 5:
Agreement and Plan of Merger, dated February 13, 2012, among R&R Acquisition VI, Inc., ADMA Biologics, Inc. and ADMA Acquisition Sub, Inc.  Incorporated herein by reference to Exhibit 2.1 to the Company’s current report on Form 8-K, filed with the SEC on February 13, 2012.

Exhibit 6:	2007 Employee Stock Option Plan (as amended). Incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed with the SEC on February 13, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2012

Maggro, LLC
/s/ Jerrold B. Grossman
By:	Jerrold B. Grossman Managing Member

/s/ Jerrold B. Grossman
Jerrold B. Grossman

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).